PALMER CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

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SEC FILE NUMER
8- 69847

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 ____ AND ENDING 12/31/23 ____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___ Palmer Capital Advisors, LLC ___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, Suite 12-129
_____
(No. and Street)

New York   NY   10004
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Efrem   (212) 897-1686   kefrem@integrated.solutions
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPAs, LLP
_____
(Name – if individual, state last, first, and middle name)

7600 Jericho Tpke, Suite 400 Jericho   NY   11797
_____
(Address)   (City)   (State)   (Zip Code)

07/01/13   5861
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Kathy Efrem Sipinick , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Palmer Capital Advisors, LLC as of 12/31/23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Sworn to and subscribed before me this 15th April 2024

Mary Ellen Fosso

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Palmer Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palmer Capital Advisors LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Palmer Capital Advisors LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Palmer Capital Advisors LLC's management. Our responsibility is to express an opinion on Palmer Capital Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmer Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Palmer Capital Advisors LLC's auditor since 2023.

Reid CPAs, LLP

Woodbury, NY
May 15, 2024


PALMER CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023


ASSETS

Cash	$	31,625
Prepaid expenses		784
Total assets	$	32,409

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and other liabilities	$	107
Member's Equity		32,302
Total liabilities and member's equity	$	32,409


The accompanying notes are an integral part of these financial statements.


NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS

Palmer Capital Advisors, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition and to engage in private placement of securities and similar services.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's and ultimate beneficial owners' tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2023, and December 31, 2023, the Company did not have any contract assets or contract liabilities.

The allowance for credit losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued

The allowance for credit losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2023.

NOTE 3.   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Affiliate, the Affiliate pays for various expenses of the Company without seeking reimbursement.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023 the Company's net capital was $31,518 which was $26,518 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

NOTE 6.   CONCENTRATIONS

All of the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration.

NOTE 7.   MEMBER EQUITY RESTATED

The beginning balance of Member's Equity was restated by increasing it by $22,119 to correct for a liability that was eliminated in a prior year.

NOTE 8.   GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its member to infuse capital to cover overheard should that become necessary.

NOTE 9.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.